Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Alberto-Culver Company

(Commission File No. 1-5050)

The following was made available to employees of Alberto-Culver Company.

GENERAL Q&A

Governance

1.	Q:	Will CD&R have any seats on the Board of Directors of Sally/BSG?

	A:	CD&R will appoint six of the 12 directors of the Sally board, including the Chairman.

2.	Q:	Who will run the company? It’s current management team? A CD&R Partner?

	A:	Gary Winterhalter will be the CEO of the company. CD&R, which has a lot of experience in distribution and multi-location businesses like ours, will provide advice and counsel to management and three of the firm’s partners will serve on the board of directors.

3.	Q:	How will CD&R help shape company strategy and performance, particularly if a CD&R operating partner will not be running the company?

	A:	CD&R’s model is not predicated on running businesses. Management runs the business in all of the firm’s portfolio investments today. CD&R partners provide strategic advice and serve as a sounding board to the management team, in addition to their roles on the board of directors.

4.	Q:	Do you believe Sally/BSG has not fully realized its true potential being a division of a publicly held company?

	A:	While Sally/BSG has been a very successful business, it can be even more successful and grow faster as a standalone enterprise. Even though the business represented 2/3 of Alberto-Culver’s profits, it was still operating as a corporate subsidiary in many respects.

5.	Q:	You mention that the beauty supplies market has a favorable outlook. What can CD&R do to help the company fully realize its potential – from a revenue and gross margin perspective?

	A:	Management has identified a number of attractive growth opportunities and operating improvements, but it would be premature to discuss these in detail. Sally/BSG management also believes that these opportunities can be realized more effectively as an independent enterprise.

6.	Q:	Will Alberto-Culver have any equity position in Sally/BSG?

	A:	No, only the existing shareholders.

7.	Q:	Was CD&R exploring this transaction prior to the failed Alberto-Culver /Regis merger?

	A:	CD&R has been following this business closely for some time and is very familiar with its operations.

8.	Q:	There’s a growing trend of private equity firms taking stakes in major retail brands/distributors. Is the retail industry an area of current investment focus for CD&R?

	A:	CD&R’s focus has been to acquire distribution-related businesses and branded businesses like Kinko’s that operate in multi-location formats. Sally/BSG has both of these elements.

9.	Q:	Will CD&R have an investment stake in the Alberto-Culver consumer business after the split?

	A:	No, CD&R’s investment will only be in Sally Beauty Company.

Forward-Looking Statements

This contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: risks inherent in acquisitions, divestitures and strategic alliances; the pattern of brand sales; loss of distributorship rights; competition within the relevant product markets; loss of one or more key employees; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the Company’s 2005 Annual Report on Form 10-K filed with the SEC and available at the SEC’s internet site (http://www.sec.gov).

Additional Information and Where to Find It

In connection with this proposed transaction, a registration statement of New Sally Holdings, Inc., which will contain a proxy statement/prospectus, will be filed with the Securities and Exchange Commission (“SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus and all relevant documents filed by Alberto-Culver Company with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Alberto-Culver Company, from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450- 3145.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.